Morgan Stanley Europe SE (MSESE)
SBSE-A: Schedule F - Section II
Registration with Foreign Financial Regulatory Authorities
Supplemental Document listing all Authorities, including those already submitted in Schedule F for completeness

Authority Name	Authority Location	Authority Type	License Type
Australian Securities and Investments Commission (ASIC)	Australia	Regulator	Exemption/Waiver
Securities and Exchange Commission (SEC)	United States	Regulator	License
Commodity Futures Trading Commission (CFTC)/ National Futures Association (NFA)	United States	Regulator	License
Financial Services and Markets Authority (FSMA)	Belgium	Regulator	MiFID Permissions
Ontario Securities Commission (OSC) Alberta Securities Commission (ASC) British Columbia Securities Commission (BCSC) Manitoba Securities Commission (MSC) New Brunswick Securities Commission (NBSC) Newfoundland and Labrador (NL) Nova Scotia Securities Commission (NSSC) Prince Edward Island (PEI) Quebec Autorité des marchés financiers (AMF) Saskatchewan Securities Commission (SSC)	Canada	Regulator	Exemption/Waiver
Czech National Bank (CNB)	Czech Republic	Regulator	MiFID Permissions
Danish Financial Supervisory Authority (DFSA)	Denmark	Regulator	MiFID Permissions
Estonian Financial Supervision and Resolution Authority (FSA)	Estonia	Regulator	MiFID Permissions
Autorité des Marchés Financiers (AMF)	France	Regulator	License
The Federal Financial Supervisory Authority (BaFin)	Germany	Regulator	License
Bundesnetzagentur (FNA)	Germany	Federal Network Agency	License
The Federal Financial Supervisory Authority (BaFin) / Deutsche Bundesbank	Germany	Regulator	License
Securities and Futures Commission (SFC)	Hong Kong	Regulator	Exemption/Waiver
Securities and Futures Commission (SFC)	Hong Kong	Regulator	License
Hungarian Financial Arbitration Board (MNB)	Hungary	Regulator	MiFID Permissions
Commissione Nazionale per le Società e la Borsa (Consob)	Italy	Regulator	License
Commissione Nazionale per le Società e la Borsa (Consob)	Italy	Regulator	MiFID Permissions
Financial and Capital Market Commission (FCMC)	Latvia	Regulator	MiFID Permissions
Bank of Lithuania (LB)	Lithuania	Regulator	MiFID Permissions
Authority for the Financial Markets (AFM)	Netherlands	Regulator	License
Authority for the Financial Markets (AFM)	Netherlands	Regulator	MiFID Permissions
Financial Supervisory Authority of Norway (FSA)	Norway	Regulator	MiFID Permissions
Financial Supervision Authority (KNF)	Poland	Regulator	License
Financial Supervision Authority (KNF)	Poland	Regulator	MiFID Permissions
Monetary Authority of Singapore (MAS)	Singapore	Regulator	License
Monetary Authority of Singapore (MAS)	Singapore	Regulator	License
Monetary Authority of Singapore (MAS)	Singapore	Regulator	Exemption/Waiver
Financial Supervisory Service (FSS)	South Korea	Regulator	License
Comisión Nacional del Mercado de Valores (CNMV)	Spain	Regulator	License
Financial Supervisory Authority (FSA) Finansinspektionen	Sweden	Regulator	License
Financial Supervisory Authority (FSA) Finansinspektionen	Sweden	Regulator	MiFID Permissions
Financial Supervisory Commission (FSC)	Taiwan	Regulator	License
Oesterreichische Bundesfinanzierungsagentur (OeBFA)	Austria	Debt Management Office	License
Belgian Debt Agency (BDA)	Belgium	Debt Management Office	License
Danmarks Nationalbank (DNB)	Denmark	Debt Management Office	License
Agency France Trésor (AFT)	France	Debt Management Office	License
Deutsche Finanzagentur (DFA)	Germany	Debt Management Office	License
Public Debt Management Agency (PDMA)	Greece	Debt Management Office	License
National Treasury Management Agency (NTMA)	Ireland	Debt Management Office	License
Banca d'Italia (BdI)	Italy	Debt Management Office	License
IGCP	Portugal	Debt Management Office	License
Ministerio De Economia Y empresa (MEH)	Spain	Debt Management Office	License
Office of Gas and Electricity Markets (OFGEM)	United Kingdom	Regulator	License